NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE


11008153

October 3, 2011

Via Facsimile (212) 446-4900 & U.S. Mail

Jason K. Zachary, Esq.
Kirkland & Ellis, LLP
601 Lexington Avenue
New York, NY 10022

Re: Exchange Offer by Horizon Lines, Inc.

Dear Mr. Zachary:

We are responding to your letter dated October 3, 2011, addressed to Michele M. Anderson and Mellissa Duru, as supplemented by telephone conversations with our staff, regarding your request for exemptive relief. To avoid having to recite or summarize the facts set forth in your letter, a copy of that letter is attached to this response. Unless otherwise noted, capitalized terms in this response have the same meaning as in your letter.

As a part of a comprehensive recapitalization plan, Horizon is conducting an exchange offer for all of its outstanding 2012 Convertible Notes and a related consent solicitation. Based on the representations in your letter but without necessarily concurring in your analysis, the United States Securities and Exchange Commission hereby grants an exemption from Rule 13e-4(f)(8)(ii) under the Exchange Act to permit Horizon to offer warrants or redemption notes in lieu of shares of Horizon common stock to noteholders who fail to validly certify that they are U.S. citizens or who are not U.S. citizens. Horizon will offer warrants and/or redemption notes on a pro rata basis if and to the extent the issuance of shares of Horizon common stock would cause non-U.S. citizens to beneficially own, individually, or in the aggregate more than 19.9% of Horizon common stock. The exemption from Rule 13e-4(f)(8)(ii) is granted solely to allow Horizon to conduct the exchange offer in a manner that will result in compliance with the Jones Act and the related amended and restated certificate of incorporation of the company, which restrict the percentage of equity ownership of Horizon that may be held by non-U.S. citizens.

The foregoing exemption is based solely on the representations and the facts presented in your letter dated October 3, 2011, as supplemented by telephone conversations with the staff and correspondence in connection with the Form S-4 filing. The relief provided above is strictly limited to the application of Exchange Act Rule 13e-4(f)(8)(ii) to this transaction. You should discontinue this transaction pending further consultations with the staff if there is a change in any of the facts or representations set forth in your request letter.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a), 10(b) and 14(e) of the Exchange Act and Rule 10b-5 and Rule 14e-3 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws rests with the participants in the exchange offer. The Division of Corporation Finance expresses no view with respect to any other questions that the exchange offer may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of any other federal or state laws to, the exchange offer.

Sincerely,

For the Division of Corporation Finance,

Michele M. Anderson

Michele M. Anderson
Chief, Office of Mergers & Acquisitions
Division of Corporation Finance

KIRKLAND & ELLIS LLP
AND AFFILIATED PARTNERSHIPS

601 Lexington Avenue
New York, New York 10022

(212) 446-4800

www.kirkland.com

Facsimile:
(212) 446-4900

Section 13(e)
Rule 13e-4(f)(8)(ii)
Securities Exchange Act of 1934

October 3, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Michele M. Anderson
Chief, Office of Mergers and Acquisitions
Ms. Mellissa Campbell Duru
Special Counsel, Office of Mergers and Acquisitions

Re: Horizon Lines, Inc.

Dear Ms. Anderson and Ms. Duru:

We are writing on behalf of our client, Horizon Lines, Inc. (***"Horizon"***), a Delaware corporation, in connection with an exchange offer and consent solicitation that has been commenced as part of a comprehensive recapitalization plan that is critical to ensuring Horizon's viability and ability to complete an out-of-court restructuring. Horizon is seeking to exchange all of its 4.25% convertible senior notes due 2012 (the ***"2012 Convertible Notes"***) for (i) new convertible secured notes and (ii) common stock and/or warrants or redemption notes, as the case may be, in lieu of shares of common stock of Horizon. If Horizon is unable to complete the exchange offer and, as a result, the comprehensive recapitalization plan, the maturity of its existing secured credit facility and the 2012 Convertible Notes would likely be accelerated. In addition, the failure to complete the exchange offer and the comprehensive recapitalization plan would likely result in the New York Stock Exchange (the ***"NYSE"***) delisting Horizon's common stock because the plan accepted by the NYSE to allow Horizon to regain compliance with certain NYSE continued listing requirements is closely tied to the successful completion of the comprehensive recapitalization plan. If these circumstances occurred, Horizon would have insufficient liquidity to pay the accelerated indebtedness as it becomes due, which would likely compel Horizon to seek immediate bankruptcy protection.

Horizon is subject to the Jones Act,[1] which requires, among other things, that at least 75% of Horizon's common stock be owned at all times by U.S. citizens (as defined under the Jones Act[2]). In an effort to maintain compliance with this foreign ownership limitation, Horizon's amended and restated certificate of incorporation provides that non–U.S. citizens[3] may not beneficially own, individually or in the aggregate, more than 19.9% of the outstanding shares of Horizon common stock. The foreign beneficial ownership limitation percentage in Horizon's amended and restated certificate of incorporation is less than the limitation imposed by the Jones Act because of the draconian penalties and other consequences of violating the foreign ownership limitations of the Jones Act and the inherent difficulty of accurately determining at any particular point in time who actually owns shares of a publicly–traded company in an effort to ensure compliance with the Jones Act.[4] As a result, the exchange offer provides that all tendering holders in the exchange offer that validly certify that they are U.S. citizens will receive shares of Horizon common stock. Any tendering holder in the exchange offer that fails to validly certify that such holder is a U.S. citizen or if such holder specifically notes it is not a U.S. citizen, that tendering holder will receive warrants or redemption notes[5], as the case may be, in lieu of shares of Horizon common stock in the exchange offer if and to the extent the issuance of such shares would cause non–U.S. citizens to beneficially own, individually or in the aggregate, more than 19.9% of the outstanding shares of Horizon common stock. The exchange offer is structured in this manner to treat all noteholders equally to the greatest extent practicable under the circumstances, described below, without disadvantaging any foreign holders. The Commission has granted relief from the best price provisions under the various tender offer rules, as discussed below, in circumstances where a particular offer, although not in

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1 The U.S. cabotage laws impose certain restrictions on the ownership and operation of vessels in the U.S. coastwise trade (*i.e.*, trade between points in the United States), including cargo. These laws are principally contained in 46 U.S.C. § 50501 and 46 U.S.C. Chapter 551 and related regulations and are commonly referred to collectively as the Jones Act.

2 Unless otherwise indicated, references to "U.S. citizen" means a "citizen of the United States" within the meaning of 46 U.S.C. § 50501(a), (b) and (d) and the regulations promulgated thereunder by the U.S. Coast Guard and the U.S. Maritime Administration, eligible to own and operate U.S.–flag vessels in the coastwise trade of the United States under 46 U.S.C. Chapter 551.

3 For ease of reference and purposes of this letter, except where the context otherwise requires, the terms "foreign" and "non–U.S. citizen" mean the same and are used interchangeably.

4 See Section I.C.c below.

5 Horizon currently intends to issue warrants rather than redemption notes at closing of the exchange offer. If warrants are issued, the warrants will be issued on a pro rata basis to all foreign holders. The redemption notes will only be issued in certain specified situations discussed in Section II below.

compliance with the best price provisions, would not violate the public policy of prohibiting discriminatory offers that disfavor certain security holders.

We respectfully request on behalf of Horizon that the Staff grant exemptive relief from compliance with Rule 13e-4(f)(8)(ii) under the Securities Exchange Act of 1934 (requiring the consideration paid to any security holder pursuant to an issuer tender offer be the highest consideration paid to any other security holder during such tender offer) with respect to Horizon's use of warrants or redemption notes, as the case may be, in lieu of shares of Horizon common stock if and to the extent the issuance of such shares would cause non-U.S. citizens to beneficially own, individually or in the aggregate, more than 19.9% of the outstanding shares of Horizon common stock.

I. Background

A. Horizon Lines

Horizon is a publicly–held company based in Charlotte, North Carolina. Horizon through its subsidiaries is the nation's leading domestic ocean shipping and integrated logistics company. Horizon owns or leases a fleet of 20 U.S.-flag containerships and operates port terminals linking the continental United States with Alaska, Hawaii, Guam, Micronesia and Puerto Rico. Horizon provides express trans-Pacific service between the U.S. West Coast and the ports of Ningbo and Shanghai in China, manages a domestic and overseas service partner network and provides integrated, reliable and cost competitive logistics solutions. Horizon had operating revenue of approximately $1.2 billion for its fiscal year ended December 26, 2010.

Horizon is an "accelerated filer," subject to the information reporting requirements of the Securities Exchange Act of 1934 (the ***"Exchange Act"***). Accordingly, it files with the Securities and Exchange Commission (the ***"Commission"***) periodic reports, proxy statements and other information relating to Horizon's business, financial results and other matters.

As of September 16, 2011, there were 31,528,810 shares of common stock, par value $0.01 per share, of Horizon outstanding. Horizon has no other class of common stock outstanding. Horizon common stock is listed on the NYSE under the trading symbol "HRZ". As of September 16, 2011, Horizon had $330.0 million in aggregate principal amount of the 2012 Convertible Notes outstanding.

B. Description of the Recapitalization Plan

The terms of the recapitalization plan, including the exchange offer, are described in more detail in the Prospectus—Offer to Exchange (the ***"Prospectus—Offer to Exchange"***), which is included in Horizon's Registration Statement on Form S-4 (File No. 333–176520) that was originally filed on August 26, 2011, as amended or supplemented from time to time.

1. Prior Recapitalization Plan

After extensive discussions with the financial and legal advisors to an informal committee of holders of the 2012 Convertible Notes (the ***"noteholders"***), Horizon's board of directors approved a recapitalization plan on May 31, 2011. The prior recapitalization plan contemplated the following transactions:

- noteholders would purchase $350.0 million of new first-lien secured notes to be issued by Horizon; and
- Horizon would commence an exchange offer for its existing $330.0 million of 2012 Convertible Notes for:
  - $200.0 million of new convertible secured notes;
  - a cash payment of $80.0 million; and
  - approximately 38.5 million shares of common stock, which was equal to approximately $50.0 million.

2. Current Comprehensive Recapitalization Plan

Shortly after the parties agreed to the prior recapitalization plan, Horizon's outlook for its new China tradelane service was revised downward with expectations of significantly larger losses in 2011 through 2015 because of a weak rate environment and high fuel prices. Horizon then began extensive discussions with the financial and legal advisors to the informal committee of noteholders regarding an alternative recapitalization structure. After extensive negotiations with the financial and legal advisors to the informal committee of noteholders, Horizon's board of directors approved the current comprehensive recapitalization plan.

The comprehensive recapitalization plan represents one of a series of critical steps Horizon has taken to address its near-term liquidity concerns and to stabilize its financial condition. Most importantly, unlike the prior recapitalization plan, the noteholders are not seeking an $80.0 million cash payment as part of the recapitalization plan, but have decided to keep cash in Horizon to help meet current obligations. On August 26, 2011, Horizon announced that it entered into commitment letters and restructuring support agreements (collectively, the ***"Support Agreements"***) with nine holders who collectively held approximately 98% of the 2012 Convertible Notes to move forward with a comprehensive recapitalization plan that will refinance Horizon's entire capital structure.

Under the comprehensive recapitalization plan, the noteholders have agreed to effectuate a comprehensive $655.0 million financial restructuring package that will consist of the following transactions:

- certain noteholders have provided a $25.0 million bridge term loan to Horizon, which will then be exchanged at closing of the exchange offer for a like principal amount of newly issued second-lien secured notes;
- the noteholders will purchase for cash $200.0 million of new first-lien secured notes to be issued by a subsidiary of Horizon and $100.0 million of new second-lien secured notes to be issued by a subsidiary of Horizon, which will consist of $75.0 million, plus an additional $25.0 million in exchange for a like principal amount of the bridge term loan to be issued at closing of the exchange offer;[6]
- Horizon has commenced an exchange offer and consent solicitation for its $330.0 million of 2012 Convertible Notes for:
  - $280.0 million of new convertible secured notes; and
  - $50.0 million of common stock and/or warrants or redemption notes, as the case may be, in lieu of shares of common stock of Horizon;
- Horizon intends to enter into a new $100.0 million asset-based revolving credit facility with a leading financial institution.

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[6] The sale of the new first-lien and second-lien secured notes will occur contemporaneous with the closing of the exchange offer. Horizon intends to use a portion of the net proceeds from the sale of the first-lien and second-lien secured notes to repay in full and terminate Horizon's obligations under its existing secured credit facility.

In addition, the comprehensive recapitalization plan currently contemplates that Horizon call a special meeting of stockholders shortly after completion of the exchange offer to seek stockholder approval of various matters. Assuming full participation in the exchange offer, the noteholders will own approximately 62% of Horizon common stock (and voting power) prior to conversion of the new convertible secured notes and approximately 95% on an as–converted basis following the exchange offer. The existing holders of Horizon common stock will hold approximately 5% of Horizon common stock (and voting power) on an as–converted basis following the exchange offer. Accordingly, if the exchange offer is completed, the noteholders will have the voting power to approve the matters to be considered at this special meeting of stockholders. See the Prospectus—Offer to Exchange for additional details regarding the comprehensive recapitalization plan and the matters to be considered at the special stockholders meeting.

C. <u>The Jones Act</u>

a. Overview

The Jones Act, is a long-standing cornerstone of U.S. maritime policy. Under the Jones Act, all vessels transporting cargo between covered U.S. ports must, subject to limited exceptions, be built in the U.S., registered under the U.S. flag, manned by predominantly U.S. crews, and owned and operated by U.S.–organized companies that are controlled and 75% owned by U.S. citizens. U.S.–flagged vessels are generally required to be maintained at higher standards than foreign–flagged vessels and are supervised by, as well as subject to rigorous inspections by, or on behalf of the U.S. Coast Guard, which requires appropriate certifications and background checks of the crew members. For purposes of the U.S. coastwise trade laws, U.S. citizens are natural persons who are U.S. citizens or U.S.–organized entities that satisfy certain requirements set forth in 46 U.S.C. § 50501(a), (b) and (d) and the regulations promulgated thereunder by the U.S. Coast Guard and the U.S. Maritime Administration. In addition, as a condition to participation in certain U.S. federal government subsidy programs, such as the Capital Construction Funds (a program under 46 U.S.C. Chapter 535 that promotes the construction, reconstruction, or acquisition of U.S.–flag vessels through the deferment of federal income taxes on certain deposits of money or other property), or for the carriage of carry certain U.S. federal government–impelled cargos, vessels must be owned and operated by companies that satisfy these citizenship rules. Horizon's trade routes between Alaska, Hawaii and Puerto Rico and the continental U.S. represent the three non-contiguous Jones Act markets. Vessels operating on these trade routes are required to be fully qualified Jones Act vessels. Other U.S. maritime laws require vessels operating on the trade routes between Guam, a U.S. territory, and U.S. ports to be U.S.–flagged and predominantly U.S.-crewed, but not U.S.–built.

In order to operate in the coastwise trade, a U.S.–flag vessel must have what is called a "coastwise endorsement." This endorsement is obtained by filing an application with the National Vessel Documentation Center of the U.S. Coast Guard, in which the shipowner certifies that it satisfies the requirements to document the vessel with a coastwise endorsement (*i.e.,* a U.S. citizen for purposes of the Jones Act). We have been advised by Jones Act counsel to Horizon that no exceptions to the requirement that vessels operated in the coastwise trade be owned and operated by U.S. citizens are available to Horizon because of the type of vessel operations conducted by Horizon.[7]

Cabotage laws, which reserve the right to ship cargo between domestic ports to domestic vessels, are not unique to the United States; similar laws are common around the world and exist in over 50 countries. In general, all interstate and intrastate marine commerce within the U.S. falls under the Jones Act, which is a cabotage law. Horizon believes that the ongoing war on terrorism has further solidified political support for the Jones Act, as a vital and dedicated U.S. merchant marine is a cornerstone for a strong homeland defense, as well as a critical source of trained U.S. mariners for wartime support.

During fiscal year ended December 26, 2010, approximately 83% of Horizon's revenues were generated from its shipping and logistics services in markets where the marine trade is subject to the Jones Act or other U.S. maritime cabotage laws.

b. *Waiver of Jones Act Citizenship Requirements*

The Jones Act requirement that there be no more than 25% ownership by non–U.S. citizens in Horizon in order for its vessels to operate in the U.S. coastwise trade cannot be waived or otherwise exempted by either the U.S. Coast Guard or the U.S. Maritime Administration because no statutory authority exists for either agency to provide any such waiver or exemption. In that regard, it is important to note that these U.S. citizenship requirements were developed in part so that the coastwise trade would remain under the control of U.S. citizens for national security purposes

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[7] For example, one exception is the so-called "lease finance exception", which permits financial institutions that are not U.S. citizens to own a vessel operated under a qualified bareboat charter to a U.S. citizen. See 46 U.S.C. § 12119. Another exception that is not applicable to Horizon is an exception for oil spill response vessels owned by nonprofit oil spill response cooperatives. See 46 U.S.C. § 12117.

and to promote the U.S. merchant marine. If non–U.S. citizens acquire more than 25% of a class or series of equity securities in a company that owns or operates vessels in the coastwise trade, that company must immediately cease the transportation of cargo or could be subject to the severe penalties described below.

Jones Act counsel to Horizon has confirmed to Horizon that in order for Horizon to remain qualified as a U.S. citizen under the Jones Act, Horizon may not issue common stock or other equity securities having the attributes of common stock to foreign holders if such ownership would result in greater than 25% of the common stock being owned by foreign holders. For purposes of the Jones Act citizenship analysis, Jones Act counsel to Horizon believes that the warrants as currently structured would not be deemed "equity securities" by the U.S. Coast Guard or the U.S. Maritime Administration because the warrants do not have the attributes of common stock. Horizon received a letter dated September 22, 2011 and a letter dated September 26, 2011 from the U.S. Coast Guard and U.S. Maritime Administration, respectively, confirming that the warrants to be issued in the exchange offer would not cause Horizon to cease to be a U.S. citizen.[8]

c. *Penalties for Jones Act Violations*

The penalties for violation of the Jones Act and the U.S. Coast Guard documentation laws are significant. The penalty for violating the Jones Act provisions concerning carriage of merchandise is forfeiture of such merchandise or an amount equal to the value of such merchandise or the actual cost of transportation, whichever is greater.[9] This aspect of the Jones Act has been principally enforced by U.S. Customs and Border Protection, although the U.S. Coast Guard was also granted enforcement authority in 2010. In addition, the penalty for violating the U.S. Coast Guard vessel documentation laws is a civil fine of $15,000 per day, per violation, per vessel, and each day of a continuing violation is treated as a separate violation.[10] Further, each vessel is subject to seizure and forfeiture if, among other things, (i) the owner of the vessel or the representative or agent of the owner knowingly falsifies or conceals a material fact, or knowingly makes a false statement or representation,

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[8] We have been advised by Jones Act counsel to Horizon that the warrant structure was previously discussed with the U.S. Coast Guard and U.S. Maritime Administration representatives and that a substantially similar warrant structure has been used by other parties in the past under similar circumstances, except that the issuer was no longer publicly–traded.

[9] See 46 U.S.C. §55102(c).

[10] See 46 U.S.C. §12151(a) (the statute provides for a fine of $10,000, but that has been increased to $15,000 per 33 C.F.R. § 27.3 and remains subject to periodic adjustment for inflation).

about the documentation of the vessel or in applying for documentation of the vessel; (ii) a certificate of documentation is knowingly and fraudulently used for the vessel; (iii) the vessel is operated after its endorsement has been denied or revoked; or (iv) the vessel is employed in a trade without an appropriate endorsement.[11]

Similarly, penalties may be imposed under 18 U.S.C. § 1001 for false statements provided in affidavits of U.S. citizenship that are required to be filed annually with the Maritime Administration in order to participate in certain federal maritime subsidy programs, such as the Capital Construction Fund in which Horizon participates and in annual renewal certifications that Horizon must file with the U.S. Coast Guard to maintain the coastwise endorsements of its vessels. Finally, if Horizon were to cease to be qualified as a U.S. citizen for purposes of the Jones Act, it would breach its contract with the U.S. Maritime Administration with respect to its Capital Construction Fund (which could result in adverse tax consequences) and it would cease to be eligible to carry certain U.S. federal government–impelled cargos.

In light of the severe monetary penalties and the possibility of the seizure and forfeiture of a company's vessels if the Jones Act is violated, publicly–traded companies have generally adopted provisions in their governing documents that limit ownership by non–U.S. citizens to a percentage that is less than 25% because, among other reasons, (i) the inherent difficulty in being able to accurately determine at any particular point in time who actually owns shares of a publicly–traded company and (ii) the acquisition by non–U.S. citizens of even one single share of common stock above the 25% ownership restriction will cause a company to become a non–U.S. citizen and subject to the draconian penalties described above if it were to continue to operate vessels in the coastwise trade.

II. The Exchange Offer and Consent Solicitation

A. Background of the Recapitalization

a. General Economic Recession

The historic global recession and the credit crisis beginning in mid–2007 had a detrimental impact on Horizon's results of operations and financial condition. The weak economic environment continues to significantly negatively impact Horizon's customers' needs to ship and, therefore, adversely impacts the volume of freight

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[11] See 46 U.S.C. §12151(b).

Horizon carries and the price Horizon receives for its services. In addition, fuel prices have risen significantly in recent months and remain extremely volatile due to the unrest in certain parts of the world. The economic recovery in Horizon's domestic markets has continued at a slow and uneven pace. In the first half of 2011, Horizon's performance was further negatively impacted by the Japanese earthquake, excess capacity in its tradelanes, and concerns over Horizons' ability to successfully refinance its existing indebtedness. As a result, Horizon has continued efforts to reduce expenses and preserve liquidity, including, significantly reducing operating costs, seeking to restructure the terms of its existing indebtedness and pursuing the sale of selected assets.

b. *Recent Negative Impact of Horizon's New China Tradelane Service*

In December 2010, Horizon commenced its new China tradelane service. The softening trans-Pacific freight rates associated with its new China tradelane service, a steep and persistent rise in fuel prices, the loss of steady month-to-month revenue from a previous trans-Pacific agreement and the expiration of certain equipment sharing agreements negatively impacted Horizon's 2011 results of operations as compared to 2010. Horizons' new China tradelane service incurred an Adjusted EBITDA loss of approximately $30.0 million during the first six months of 2011, with expectations of ongoing significant losses expected in the second half of 2011 and 2012 through 2015.

c. *Existing Secured Credit Facility*

Horizon believes it was not in compliance with certain financial covenants under its existing secured credit facility at the close of its fiscal quarter ended September 25, 2011. Noncompliance with these financial covenants constitutes an event of default, which would prevent Horizon from borrowing under its secured credit facility and could result in the acceleration of the maturity of the secured credit facility. The indenture governing the 2012 Convertible Notes, as well as other material agreements, contains cross–default provisions and certain acceleration clauses that may accelerate the maturity of the 2012 Convertible Notes if the maturity of Horizon's secured credit facility is accelerated. To date, none of the indebtedness noted above has been accelerated, although Horizon can provide no assurance that the indebtedness will not be accelerated in accordance with its terms. In such circumstances, Horizon would have insufficient liquidity to pay the accelerated indebtedness as it becomes due, which would likely compel Horizon to terminate the exchange offer and seek immediate bankruptcy protection. The comprehensive recapitalization plan is the only alternative that provides a recovery to all stakeholders and will result in the complete satisfaction and retirement of Horizon's existing secured debt.

d. New York Stock Exchange Approval of Financial Viability Exception

As a direct result of the above noted factors, Horizon has been notified by the NYSE that Horizon is not in compliance with certain NYSE continued listing requirements. Horizon has submitted, and the NYSE has accepted, a plan to address these issues. The plan is closely tied to the successful completion of the comprehensive recapitalization plan, including the exchange offer and other operating initiatives. In addition, the NYSE has accepted Horizon's application of Horizon's use of the financial viability exception to the NYSE's Shareholder Approval Policy, which would have required stockholder approval prior to Horizon issuing the equity securities and the new convertible secured notes in connection with the exchange offer.

B. The Exchange Offer

a. Overview

After more than a year of exploring various refinancing and restructuring alternatives that would maximize value for all stakeholders, Horizon is now down to a single recapitalization opportunity as an alternative to seeking bankruptcy protection. In the exchange offer, Horizon is seeking to exchange all of its 2012 Convertible Notes for (i) new convertible secured notes and (ii) common stock and/or warrants or redemption notes, as the case may be, in lieu of shares of common stock of Horizon. Horizon is offering to provide warrants or redemption notes, as the case may be, in lieu of shares of Horizon common stock to any tendering holder in the exchange offer that fails to validly certify that such holder is a U.S. citizen or if such holder specifically notes it is not a U.S. citizen if and to the extent the issuance of such shares would cause non-U.S. citizens to beneficially own, individually or in the aggregate, more than 19.9% of the outstanding shares of Horizon common stock. As a result, foreign holders may, under certain conditions, receive on a pro rata basis warrants or redemption notes, as the case may be, in lieu of Horizon common stock. As part of the exchange offer, Horizon is also seeking consents from all holders of the 2012 Convertible Notes to remove substantially all of the restrictive covenants and certain events of default from the indenture governing the 2012 Convertible Notes. The terms of the exchange offer and consent solicitation are more fully described in the Prospectus—Offer to Exchange. Participation in the exchange offer is voluntary, and Horizon has not and will not make any recommendation about whether anyone should participate.

b. Jones Act Limitations

Horizon is subject to the Jones Act, which requires, among other things, that at least 75% of Horizon's common stock be owned at all times by U.S. citizens. In an effort to maintain compliance with this foreign ownership limitation, Horizon's amended and restated certificate of incorporation provides that non-U.S. citizens may not beneficially own, individually or in the aggregate, more than 19.9% of the outstanding shares of Horizon common stock. As a result, the exchange offer provides that all tendering holders in the exchange offer that validly certify that they are U.S. citizens will receive shares of Horizon common stock. Any tendering holder in the exchange offer that fails to validly certify that such holder is a U.S. citizen or if such holder specifically notes it is not a U.S. citizen, that tendering holder will receive warrants or redemption notes, as the case may be, in lieu of shares of Horizon common stock in the exchange offer if and to the extent the issuance of such shares would cause non-U.S. citizens to beneficially own, individually or in the aggregate, more than 19.9% of the outstanding shares of Horizon common stock. The amount of shares of Horizon common stock held by non–U.S. citizens greater than 19.9% is defined in Horizon's amended and restated certificate of incorporation as "excess shares" if they were issued.

c. U.S. Citizenship Questionnaire

To help ensure that at no time do non-U.S. citizens, individually or in the aggregate, become the beneficial owners of more than 19.9%, and to enable Horizon to submit proof that it is a U.S. citizen as required by applicable law or by contract, each tendering holder seeking to be treated as a U.S. citizen in the exchange offer must confirm their U.S. citizenship by completing a questionnaire and certifying that such holder is a U.S. citizen prior to Horizon accepting such holder's tender and consent of its 2012 Convertible Notes in the exchange offer. In the event a tendering holder submits a questionnaire that it subsequently believes contained errors or omissions or that contains information that has subsequently become inaccurate, that noteholder may submit a corrected questionnaire to Horizon along with an explanation of the corrections. In the event a tendering holder is determined by Horizon not to satisfy the requirements to be a U.S. citizen based upon the information it has provided to Horizon, and the tendering holder believes Horizon incorrectly determined that it is not a U.S. citizen, that tendering holder may submit a corrected questionnaire or such additional information that the tendering holder believes provides proof that it satisfies the requirements to be a U.S. citizen along with an explanation of the corrections or additional information and a request that Horizon reconsider its determination. Horizon will promptly consider all such requests but reserves the right to maintain its initial determination as to such tendering holder's citizenship status.

d. Exchange Offer Consideration

Horizon currently intends to issue warrants rather than redemption notes at closing of the exchange offer. The redemption notes will only be issued in certain specified situations in which a tendering holder receives "excess shares" prior to stockholder approval at a special meeting of stockholders of a proposal to amend Horizon's amended and restated certificate of incorporation to provide for the issuance of warrants in consideration for "excess shares." We believe this situation may arise in two unlikely circumstances. First, Horizon may have to issue redemption notes if a tendering holder is erroneously issued shares of Horizon common stock, to the extent the issuance of such shares would constitute "excess shares." For example, shares of Horizon common stock could be erroneously issued based upon a false or inaccurate U.S. citizenship questionnaire and that tendering holder refuses to accept warrants in lieu of these shares of Horizon common stock or if the beneficial ownership percentage held by non–U.S. citizens immediately prior to issuance was inaccurate because of the continued public trading of Horizon's common stock. In these instances, Horizon's amended and restated certificate of incorporation provides that, effective immediately before the consummation of the issuance of such "excess shares", these shares will be automatically transferred into a trust and such holder will not have any rights or interest in these shares. In the event that the transfer of the shares into the trust would not be effective for any reason, then, in lieu of the automatic transfer of the shares into the trust, the shares would be subject to redemption by Horizon. The redemption price of these shares can be paid in cash or by the issuance of the redemption notes, as determined by Horizon's board of directors in its sole discretion.

Second, Horizon may have to issue redemption notes if a noteholder converts its warrants prior to stockholder approval at a special meeting of stockholders of a proposal to amend Horizon's amended and restated certificate of incorporation to provide for the issuance of warrants in consideration for "excess shares." In light of the ownership percentage (voting power) the noteholders will hold upon consummation of the exchange offer, as noted above, Horizon expects stockholders to approve the matters to be considered at the special meeting of stockholders; accordingly, Horizon does not expect to issue redemption notes in this circumstance.

For the avoidance of doubt, Horizon is not seeking exemptive relief in circumstances in which the issuance of redemption notes occurs after expiration of the exchange offer.

The consideration to be received by noteholders in the exchange offer was established after extensive negotiations with the legal and financial advisors to the informal committee of noteholders. The noteholders are well aware of the ownership restrictions on Horizon's common stock imposed by the Jones Act. The Jones Act foreign ownership limitations have been publicly disclosed in Horizon's filings with the Commission since its initial public offering in 2005. In addition, we have been advised by legal counsel to the informal committee of noteholders that at least eight of the nine noteholders that executed the Support Agreements have at least one investment fund or investment vehicle that would likely be deemed to be a foreign holder.[12] Based upon information provided by the financial and legal advisors to the informal committee of noteholders, Horizon believes that approximately $130.0 million of the $330.0 million of 2012 Convertible Notes, or approximately 39%, is held by these noteholders. In addition, based upon information provided by the financial advisor to the informal committee of noteholders and a review of the U.S. citizenship questionnaires received to date, we believe that foreign holders would beneficially own at least 29% of Horizon common stock upon consummation of the exchange offer, assuming full participation in the exchange offer.

As noted earlier, under Horizon's amended and restated certificate of incorporation, any transfer or status change of a beneficial owner that would cause Horizon to violate the Jones Act provisions will result in the automatic transfer of such "excess shares" into a trust or Horizon may redeem such "excess shares", with the redemption price to be paid in cash or by issuing a redemption note.[13] The issuance of warrants, if any, is simply an alternative means to ensure that Horizon does not violate the ownership provisions of the Jones Act. The exchange offer is structured in this manner to treat all noteholders equally to the greatest extent practicable under the circumstances, described below, without disadvantaging any foreign holders.

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[12] We have been advised by the financial and legal advisors to the informal committee of noteholders that the nine noteholders that executed the Support Agreements may consist of 70–100 beneficial owners that are comprised of various investment funds or similar investment vehicles based in the United States and abroad.

[13] In light of Horizon's near-term liquidity concerns and financial condition, Horizon is currently unable to redeem any "excess shares" in cash.

III. Discussion

We respectfully request on behalf of Horizon that the Staff grant exemptive relief from compliance with Rule 13e-4(f)(8)(ii) under the Exchange Act (requiring the consideration paid to any security holder pursuant to an issuer tender offer be the highest consideration paid to any other security holder during such tender offer) with respect to Horizon's use of warrants or redemption notes, as the case may be, in lieu of Horizon common stock to foreign holders that participate in the exchange offer if and to the extent the issuance of Horizon common stock would constitute "excess shares" if they were issued. We believe the exchange offer is consistent with the protection of investors and the policies and purposes underlying Rule 13e-4 generally. We are requesting relief, however, because certain features of the exchange offer could be viewed as inconsistent with the terms of Rule 13e-4. As a matter of policy, and based upon analogous precedent, we believe the relief requested should be available to permit Horizon to conduct the exchange offer without complying with the best price provision contained in Rule 13e-4(f)(8)(ii) under the circumstances and the specific terms described in this letter.

A. Rule 13e-4

Rule 13e-4 under the Exchange Act regulates issuer tender offers and imposes various requirements on such tender offers. Rule 13e-4 is designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with issuer tender offers. Rule 13e-4(f)(8)(ii) generally requires that the consideration paid to a security holder pursuant to the tender offer be the highest consideration paid to any security holder pursuant to the tender offer. The Commission, in adopting Rule 13e-4, stated that the best price requirement was intended to assure equality of treatment among all tendering shareholders and to prevent an issuer from misleading security holders with respect to the price it is willing to pay for tendered securities.[14] Rule 13e-4 does not require that the alternative forms of consideration be substantially equivalent in value.[15]

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[14] Securities Exchange Act Release No. 16112 (August 16, 1979).

[15] The Commission specifically considered the issue of equivalent value as part of the rule making process. Rule 13e-4, as initially proposed in Securities Exchange Act Release Nos. 22198 (July 1, 1985) and 22199 (July 1, 1985), allowed alternative forms of consideration only if all security holders had the same choice among the types of consideration offered and the various types of consideration were substantially equivalent. The Commission ultimately found persuasive remarks by commentators that it was unnecessary to require equivalence in value if security holders have the right to choose among all types of consideration offered. Accordingly, the Commission revised the best-price provision prior to its adoption in final form to recognize that the types of consideration offered to security holders need not be substantially equivalent in value.

a. Rule 13e-4(f)(8)(ii)—Best Price Provision

Notwithstanding the fact that certain features of the exchange offer may be considered inconsistent with the terms of Rule 13e-4, Horizon believes that the exchange offer is consistent with the policies and purposes underlying Rule 13e-4 generally. The issuance of warrants or redemption notes, as the case may be, is driven entirely by Jones Act considerations that are only applicable to foreign holders if and to the extent the issuance of the shares of Horizon common stock would cause non–U.S. citizens to beneficially own, individually or in the aggregate, more than 19.9% of the outstanding shares of Horizon common stock. This equity–based consideration to be received by all noteholders, regardless of whether Horizon common stock or warrants, will allow the noteholders to receive a full recovery of the 2012 Convertible Notes held by such noteholder. As noted earlier, Horizon believes it is unlikely that it will issue redemption notes as part of the exchange offer, which will generally only occur after a tendering holder refuses to accept warrants in lieu of the erroneously issued shares of Horizon common stock. Although the warrants do not have the exact same attributes and economic substance as Horizon common stock, the warrants would give foreign holders the opportunity to participate in a significant manner with the other noteholders in any stock price appreciation, while simultaneously allowing Horizon to comply with the foreign beneficial ownership limitation imposed by the Jones Act.

We also believe the exchange offer otherwise complies with Rule 13e-4, which includes, among other things, (i) filing a Schedule TO with the Commission, (ii) furnishing disclosure documents containing information required by Schedule TO promptly to the noteholders, (iii) providing a preliminary prospectus and final prospectus in connection with the exchange offer, (iv) remaining open at least 20 business days, (v) allowing for withdrawal of any tendered 2012 Convertible Notes while the exchange offer remains open, (vi) not extending the exchange offer without proper notice, and (vii) promptly exchanging the tendered 2012 Convertible Notes for (A) new convertible secured notes and (B) common stock and/or warrants or redemption notes, as the case may be, in lieu of shares of common stock of Horizon following the expiration of the exchange offer.

In addition, Horizon believes that, based upon analogous precedent, relief should be available to permit it to conduct the exchange offer without complying with the best price provisions. The Commission has granted relief from the best price provisions under the various tender offer rules, as discussed below, in circumstances where a particular offer, although not in compliance with the best price provisions, would not violate the public policy of prohibiting discriminatory offers that disfavor certain security holders. In particular, the Commission has granted relief in circumstances where, although not otherwise factually applicable to the exchange offer, one group of holders would receive benefits not available to other holders. Although the facts and circumstances of the exchange offer differs from those in the precedent cited below, Horizon believes that the relief it seeks in this letter is consistent with the position the Commission took in those instances. These positions are represented in no-action letters involving similar all–holders and best price provisions that are contained in Rule 14d-10, which applies to third-party tender offers. See, e.g. Special Situations Fund III, L.P. (available Nov. 17, 2005) (relief granted to permit SSF III to offer units of SSF QP only to the qualified purchaser unit holders during the concurrent cash repurchase offer because they were the only holders of units of the limited partnership interests of SSF III that are eligible to accept securities offered by SSF QP); Man-Glenwood Lexington, LLC (available Jan. 31, 2005) (the Commission permitted Man-Glenwood to conduct an exchange offer whereby only the tax exempt investors in a registered investment company would be permitted to exchange their units for units in a registered investment company that afforded such investors beneficial tax treatment); Madison Dearborn Partners, LLC (available July 5, 2002) (relief granted to allow a tender offer to treat shareholders differently by including an alternative to cash payment available only for non-U.S. shareholders because the alternative, in the form of "loan notes," offered no tax benefits to U.S. holders); Esat Telecom Group plc (available Dec. 23, 1999) (similar transaction). See also International Business Machines Corp. (available March 8, 2000) (tender offer allowed Canadian shareholders to receive certain exchangeable shares rather than common shares available to other shareholders to maximize tax benefits available to Canadian holders while minimizing tax liabilities of both groups). In these instances, the Commission found that the structure of the offer was consistent with the policy underlying the tender offer rules of prohibiting discriminatory offers that disfavor certain security holders.[16]

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16 In each of the Madison Dearborn Partners, LLC, Esat Telecom Group plc and International Business Machines Corp. no-action letters, the foreign holders received a slight benefit (typically a tax benefit) from the differing consideration offered in the tender offer to the non-foreign holders. The Commission granted relief in each circumstance even though one group of holders received a benefit that was not available to the other holders in the tender offer. In the same way the foreign holders in these no-action letters received a slight benefit, the U.S. citizens in the Horizon exchange offer will receive a slight benefit in the form of all Horizon common stock rather than a mix of Horizon common stock and warrants for the foreign holders. Similarly, in the same way the non-foreign holders in these no-action letters did not receive the slight tax benefit, the foreign holders in the Horizon exchange offer will not receive the slight benefit of receiving all Horizon common stock. Nevertheless, Horizon believes that the relief it seeks in this letter is consistent with the position the Commission took in those instances. Consistent with each of these no-action letters is the overarching principle that one group of holders received a benefit that was not available to the other holders because, the particular offer, although not in compliance with the best price provisions, would not violate the public policy of prohibiting discriminatory offers

The purpose of the exchange offer is to permit foreign holders to receive equity-based securities of Horizon that are substantially equivalent in value to Horizon common stock offered to U.S. citizens, while simultaneously allowing Horizon to comply with the foreign beneficial ownership limitation imposed by the Jones Act. During the negotiation process with the financial and legal advisors to the informal committee of noteholders and the lenders under its existing secured credit facility, it became clear that Horizon would be unable to issue additional indebtedness that would provide the noteholders with full recovery in exchange for the 2012 Convertible Notes held by the noteholders. Horizon desperately needed to de-lever its balance sheet by decreasing the amount of indebtedness it owed. In that regard, Horizon considered providing cash or various forms of equity-based alternatives as a component to any exchange offer in an effort to de-lever Horizon, as well as provide the noteholders with a full recovery in exchange for the 2012 Convertible Notes held by the noteholders. As disclosed in Horizon's various public filings and the Prospectus—Offer to Exchange, Horizon faced a challenging financial position that necessitated several cost-saving initiatives and the use of its limited cash for other obligations.

Further, the legal advisors to the informal committee of noteholders advised Horizon that several noteholders might be deemed to be non–U.S. citizens. As a result, Horizon explored several equity-based alternatives that would allow foreign holders to hold an equity–based security of Horizon, while simultaneously allowing Horizon to comply with the foreign beneficial ownership limitation imposed by the Jones Act. The inclusion of an equity-based component as part of the exchange offer consideration also allowed Horizon to de-lever its balance sheet. In an effort to comply with the non–U.S. citizen ownership limitations imposed by the Jones Act and after extensive negotiations with the financial and legal advisors to the informal committee of noteholders, the parties ultimately agreed that foreign holders would be

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that disfavor certain security holders. In the present circumstances, as noted throughout the letter, the warrants would give foreign holders the opportunity to participate in a significant manner with the other noteholders in any stock price appreciation, while simultaneously allowing Horizon to comply with the foreign beneficial ownership limitation imposed by the Jones Act. In addition, Horizon expects that foreign holders will receive both Horizon common stock and warrants because all foreign holders will receive warrants on a pro rata basis if and to the extent the issuance of such shares would cause non-U.S. citizens to beneficially own, individually or in the aggregate, more than 19.9% of the outstanding shares of Horizon common stock. Moreover, the foreign holders that receive warrants will not be materially economically disadvantaged over noteholders that receive Horizon common stock because the warrants are substantially equivalent in value to Horizon common stock. See Section III.A.a for additional details regarding the terms and conditions of the warrants. Finally, Horizon believes it is unlikely that it will issue redemption notes as part of the exchange offer, which will generally only occur after a tendering holder refuses to accept warrants in lieu of the erroneously issued shares of Horizon common stock.

eligible to receive warrants in lieu of shares of Horizon common stock in connection with the exchange offer if and to the extent such shares would constitute "excess shares" if they were issued. The exchange offer is voluntary, and there will be no recommendation by Horizon as to whether a tender should be made. The exchange offer will benefit all noteholders, as well as existing stockholders, as an alternative to liquidation of Horizon because the exchange offer provides for the preservation of some value for existing stockholders and maximizes creditor recoveries.

Horizon believes that providing an equity–based security to foreign holders allows Horizon to achieve a result that is in the best interest of all noteholders. Indeed, Horizon expects that foreign holders will receive both Horizon common stock and warrants because all foreign holders will receive warrants on a pro rata basis if and to the extent the issuance of such shares would cause non-U.S. citizens to beneficially own, individually or in the aggregate, more than 19.9% of the outstanding shares of Horizon common stock. In addition, the foreign holders that receive warrants in lieu of Horizon common stock, if any, would not be materially economically disadvantaged over noteholders that receive Horizon common stock because the warrants are substantially equivalent in value to Horizon common stock.[17] As noted earlier, Horizon believes it is unlikely that it will issue redemption notes as part of the exchange offer, which will generally only occur after a tendering holder refuses to accept warrants in lieu of the erroneously issued shares of Horizon common stock. In an effort to provide the warrants with substantially the same economic value as Horizon common stock, we specifically note that (i) each warrant entitles the holder to purchase one share of common stock, (ii) the warrants may be exercised for a nominal amount, (iii) the warrants and the shares of common stock to be issued upon conversion of the warrants, like the common stock, are being registered with the Commission pursuant to a registration statement and will be freely tradable when issued, subject to restrictions that may apply to affiliates of Horizon or that may otherwise apply pursuant to applicable securities laws, (iv) the warrants will have antidilution protection, (v) there are no restrictive covenants on the warrants, (vi) the number of warrants will be adjusted accordingly to the reflect any dividends paid in respect of Horizon common stock prior to the conversion of the warrant and (vii) Horizon has agreed to endeavor to list the warrants on the NYSE following completion of the exchange offer. In addition, the warrants may be exercised as long as the conversion of the warrants would not cause the issuance of

[17] The warrants will not provide any voting rights prior to exercise and, as a practical matter, cannot be exercised as long as the issuance of Horizon common stock upon conversion of the warrants would constitute "excess shares" if they were issued.

such shares upon conversion to constitute "excess shares" if they were issued. This may result if existing shares are transferred to a U.S. citizen, a change in the status of a foreign holder to a U.S. citizen or a myriad of other ways in the open market that would cause non-U.S. citizens to beneficially own, individually or in the aggregate, less than 19.9% of the outstanding shares of Horizon common stock. Accordingly, the warrants would give foreign holders the opportunity to participate in a significant manner with the other noteholders in any stock price appreciation, while simultaneously allowing Horizon to comply with the foreign beneficial ownership limitation imposed by the Jones Act.

We also note that Horizon does not believe the exchange offer is discriminatory to U.S. citizens because Horizon has procedures in place, as discussed earlier, that allow tendering holders to correct their previously submitted U.S. citizenship questionnaire or provide additional supporting information in the event a tendering holder believes it was incorrectly determined that it was not a U.S. citizen. Indeed, Horizon recently extended the previously announced expiration date of the exchange offer to provide additional time for Horizon to assist the tendering noteholders in completing the U.S. citizenship questionnaire.

In the absence of the exchange offer, Horizon would be unable to offer a full recovery to the noteholders in exchange for the 2012 Convertible Notes held by the noteholders. Horizon would only be able to issue Horizon common stock on a pro rata basis to the noteholders if and to the extent such shares would not constitute "excess shares" if they were issued. The balance of the 2012 Convertible Notes would remain outstanding and would be subordinate to other Horizon indebtedness. The recapitalization plan, including the exchange offer, is the only alternative that provides a recovery to all stakeholders and will result in the complete satisfaction and retirement of Horizon's secured indebtedness. Absent a full recovery, the noteholders will likely not tender in the exchange offer. The only solution available under the circumstances—and the only solution that will avoid bankruptcy proceedings—is the consummation of the comprehensive recapitalization plan, including the exchange offer. The results of a liquidation through bankruptcy proceedings would have a significant adverse impact on Horizon and all stakeholders.

b. Investor Protection

The Commission has granted relief from various procedural provisions of Rule 13e-4 in circumstances where the offeror faced extraordinary financial distress if the exchange offer was not completed as proposed based, in part at least, "[b]ecause it appears that the consummation of the Exchange Offer under the terms and conditions set forth in [the cited letters], would not appear to result in the type of abuse at which Rule 13e-4 is directed"[18] or where, in such circumstances, the Commission noted that it would be "necessary or appropriate in the public interest, and consistent with the protection of investors"[19] to provide such exemptive relief. Under the unique circumstances surrounding the exchange offers (in particular, the national policy importance that coastwise trade remain under the control of U.S. citizens for national security purposes), we believe that the important investor protection purposes underlying Rule 13e-4(f)(8) will not be undermined in the event the Staff were to grant the exemptive relief requested for several reasons. First, the noteholders have received extensive disclosure pursuant to the Prospectus—Offer to Exchange filed with the Commission, which we believe complies with the requirements of Rule 13e-4 in all other respects as well as the extensive disclosure requirements of the Securities Act, and has disclosed clearly the circumstances in which Horizon will issue warrants or redemption notes, as the case may be. Second, the noteholders, including those foreign holders who are likely to receive the warrants have been intimately involved in the extensive discussions surrounding the exchange offer and the terms of the warrants. Third, although the warrants do not have the exact same attributes and economic substance as Horizon common stock, the warrants would give foreign holders the opportunity to participate with the other noteholders in any stock price appreciation, while simultaneously allowing Horizon to comply with the foreign beneficial ownership limitation imposed by the Jones Act. Finally, we believe that implicit in the Commission's general exemptive authority is the recognition that not all of the tender offer rules are necessary in every situation to provide investor protection.[20] That is why, in our view, Section 36 under the Exchange Act provides authority for exemptive relief in appropriate situations.

c. *Codification of Analogous Relief*

The Commission has found it appropriate to offer relief for the offer and sale of securities in a tender offer that is prohibited under a state's "blue sky" laws.[21] Similarly, as applied by analogy to the exchange offer, the rationale for allowing relief because of a state law prohibition is equally, if not more so, compelling to allow relief because of a federal law prohibition such as the Jones Act. Similar to the "blue sky laws", the Jones Act has at least an indirect effect of protecting investors. As noted

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18 See Chrysler Corporation (available Mar. 25, 1983).

19 See General Motors Corporation (available May 15, 2009).

20 Id.

21 Rule 13e-4(f)(11).

earlier, these U.S. citizenship requirements imposed by the Jones Act were developed in part so that the coastwise trade would remain under the control of U.S. citizens for national security purposes and to promote the U.S. merchant marine. For the above reasons, we believe it would be appropriate for the Commission to provide exemptive relief in the present circumstances.

In addition, the Commission has also recognized that there are circumstances in which differential treatment of U.S. shareholders would nevertheless satisfy the equal treatment principle embodied in the all–holders/best price provision. Pursuant to Rule 13e-4, the equal treatment requirement pursuant to the "Tier I" exemption under Rule 13e-4 is satisfied in circumstances where the bidder offers U.S. holders only a cash consideration for the tender of the subject securities, notwithstanding the fact that the bidder is offering security holders outside of the United States a consideration that consists in whole or in part of securities of the issuer or an affiliate, if the issuer has a reasonable basis for believing that the amount of cash is substantially equivalent to the value of the consideration offered to non-U.S. holders.[22] Similarly, if the issuer or affiliate offers "loan notes" solely to offer sellers tax advantages not available in the United States and these notes are neither listed on any organized securities market nor registered under the Securities Act, the loan notes need not be offered to U.S. holders.[23]

IV. Requested Exemptive Relief

Based on the foregoing, we respectfully request on behalf of Horizon that the Staff grant exemptive relief from compliance with Rule 13e-4(f)(8)(ii) under the Exchange Act (requiring the consideration paid to any security holder pursuant to an issuer tender offer be the highest consideration paid to any other security holder during such tender offer) with respect to Horizon's use of warrants or redemption notes, as the case may be, in lieu of Horizon common stock to foreign holders that tender in the exchange offer if and to the extent the issuance of Horizon common stock would constitute "excess shares" if they were issued. Horizon believes that without such exemptive relief, it will be unable to complete the exchange offer. If the exchange offer and, as a result, the comprehensive recapitalization plan, are not completed, the maturity of its existing secured credit facility and the 2012 Convertible Notes would likely be accelerated. In addition, the failure to complete the exchange offer and the comprehensive recapitalization plan would likely result in the NYSE

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[22] Rule 13e-4(h)(8)(ii)(C).

[23] Rule 13e-4(h)(8)(ii)(D).

delisting Horizon's common stock because the plan accepted by the NYSE to allow Horizon to regain compliance with certain NYSE continued listing requirements is closely tied to the successful completion of the comprehensive recapitalization plan. In such circumstances, Horizon would have insufficient liquidity to pay such accelerated indebtedness as it becomes due, which would likely compel Horizon to seek immediate bankruptcy protection.

By comparison, the limitation of the best price provisions proposed here would not, on balance, undermine the important policy goal of investor protection, particularly because Horizon has provided full and timely disclosure of the material terms of the warrants and redemption notes and the noteholders significant involvement in the negotiation process that led to Horizon seeking to undertake the comprehensive recapitalization plan. Accordingly, we are of the view that the Staff's grant of the exemptive relief sought from the best price provisions contained in Rule 13e-4(f)(8)(ii) is "necessary or appropriate in the public interest, and consistent with the protection of investors" within the meaning of Section 36(a) under the Exchange Act.

We respectfully request that the Commission issue the requested exemptive relief as soon as practicable.

If you have any questions or need any additional information, please feel free to contact me at (212) 446-4844 or Christian O. Nagler at (212) 446-4660 at your earliest convenience.

Sincerely,

Jason K. Zachary
KIRKLAND & ELLIS LLP